Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)

Suite 650, 200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Item 2:	Date of Material Change

January 5, 2023

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated on January 5, 2023 through GlobeNewswire and subsequently filed under Fortuna’s profile on SEDAR at www.sedar.com.

Item 4:	Summary of Material Change

On January 5, 2023, Fortuna reported that its Mexican subsidiary, Compania Minera Cuzcatlan (“Minera Cuzcatlan”), has received written notice of a resolution (the “SEMARNAT Resolution”) issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT is re-assessing the 12-year extension (“EIA Extension”) to the environmental impact authorization (“EIA”) for the San Jose Mine, located in Oaxaca, Mexico that it granted to Minera Cuzcatlan in December 2021 (refer to Fortuna news release dated December 20, 2021).

Item 5:	Full Description of Material Change

On January 2, 2023, Minera Cuzcatlan received the SEMARNAT Resolution which annuls the EIA Extension and requires SEMARNAT to re-assess its decision to extend the EIA by conducting a review of the following two areas of the extension that it previously considered, and subsequently issue a new decision related to the extension of the EIA that:

•	SEMARNAT did not have authority to grant an extension to the EIA for more than half of the original 12-year term of the EIA

•	In the EIA Extension, SEMARNAT did not provide sufficient analysis to justify the compliance by the Company of some of its environmental obligations in order for SEMARNAT to grant the extension of the term of the EIA

Management of the Company believes that the SEMARNAT Resolution is unfounded and has no merits, as:

(i)	SEMARNAT has the authority under the General Ecological Equilibrium and Environmental Protection Law to grant an extension of the EIA for a period of 12 years

(ii)	By granting the extension to the EIA in December 2021, SEMARNAT had confirmed that operations at the San Jose Mine are conducted in compliance with all environmental obligations under the EIA which justified the EIA Extension

As a result, Minera Cuzcatlan will pursue all legal protection available to it, which includes initiating legal proceedings against SEMARNAT to contest and revoke the annulment of the EIA, which revocation is appealable by the Company.

Minera Cuzcatlan is in full compliance with all material environmental laws and continues to operate under the terms of the EIA.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge A. Ganoza, President, Chief Executive Officer, and Director of Fortuna, at 604-484-4085.

Item 9:	Date of Report

January 13, 2023